FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of June 6, 2008

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ☑      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Tenaris's press release with the Summary of the resolutions adopted in the Annual General Meeting of shareholders of Tenaris S.A. (the "Company") held on June 4, 2008 at 46A, Avenue John F. Kennedy L-1855, Luxembourg at 11:00.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2008

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Summary of the resolutions adopted in the Annual General Meeting of shareholders of Tenaris S.A. (the "Company") held on June 4, 2008 at 46A, Avenue John F. Kennedy L-1855, Luxembourg at 11:00.

1.           Consideration of the Board of Directors’ and independent auditors’ reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements for the years ended December 31, 2007, 2006 and 2005.

The meeting then resolved to approve the Company’s consolidated financial statements for the years ended December 31, 2007, 2006 and 2005, and the reports of each of the Board of Directors and the independent auditors on such consolidated financial statements.

2.           Consideration of the Board of Directors’ and independent auditors’ reports on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2007.

The meeting then resolved to approve the Company’s annual accounts as at December 31, 2007, and the reports of each of the Board of Directors and the independent auditors on such annual accounts.

3.           Allocation of results and approval of dividend payment.

The meeting approved a dividend in U.S. dollars, in the amount of US$0.38 per share currently issued and outstanding and US$0.76 per ADR currently issued and outstanding, which includes (i) the interim dividend of US$0.13 per share (US$0.26 per ADR) paid on November 22, 2007, from earnings from the nine-month period ended September 30, 2007, and (ii) a dividend of US$ 0.25 per share (US$ 0.50 per ADR) payable on June 26, 2008, from profits of the year ended December 31, 2007. The balance of the fiscal year’s profits will be allocated to the Company’s retained earnings account.

The meeting further approved to authorize the Board of Directors to determine, in its discretion, the terms and conditions of the dividend payment, including the applicable record date and, if material circumstances appear and dictate so, to change the payment date.

4.           Discharge to the members of the Board of Directors.

The meeting resolved to discharge the following persons, all of which were members of the Board of Directors during the fiscal year ended December 31, 2007, from any and all responsibilities and liability in connection with the performance of their duties and the management of the Company’s affairs during such year.

1.	Mr. Roberto Bonatti
2.	Mr. Carlos Alberto Condorelli
3.	Mr. Carlos Manuel Franck
4.	Mr. Bruno Marchettini
5.	Mr. Roberto Monti
6.	Mr. Gianfelice Rocca
7.	Mr. Paolo Rocca

8.	Mr. Jaime Serra Puche
9.	Mr. Amadeo Vázquez
10.	Mr. Guillermo F. Vogel

5.           Election of the Board of Directors’ members.

The meeting resolved to (i) maintain the size of the Board of Directors at ten members, (ii) re-elect nine of the current members of the Board of Directors and (iii) appoint Mr. Alberto Valsecchi as new member of the Board of Directors, until the next annual general meeting of shareholders that will be convened to decide on the 2008 accounts.

1.	Mr. Roberto Bonatti
2.	Mr. Carlos Alberto Condorelli
3.	Mr. Carlos Manuel Franck
4.	Mr. Roberto Monti
5.	Mr. Gianfelice Rocca
6.	Mr. Paolo Rocca
7.	Mr. Jaime Serra Puche
8.	Mr. Alberto Valsecchi
9.	Mr. Amadeo Vázquez
10.	Mr. Guillermo F. Vogel

6.           Compensation of the members of the Board of Directors.

It was proposed that each of the members of the Board of Directors receive an amount of US$70,000 as compensation for their services during the fiscal year ending December 31, 2008, […] that each of the members of the Board of Directors who are also members of the Audit Committee receive an additional fee of US$50,000 for their services in that Committee and that the Chairman of such Audit Committee receive, in addition, an additional fee of US$10,000 for his services in that capacity.

The meeting resolved to approve the compensation of each of the members of the Board of Directors and the Audit Committee for the fiscal year ending December 31, 2008, in the above referred terms and amounts.

The Board of Directors had previously resolved that the Chairman and Chief Executive Officer receive as compensation for the fiscal year ending December 31, 2008, an amount of US$1,800,000, payable in monthly instalments, plus a performance bonus that the Board of Directors will determine in due course in the order of US$2,000,000.

7.           Authorisation to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

For the proper management of the Company’s affairs, the meeting resolved to authorise the Board of Directors to cause the distribution of all shareholder communications by such electronic means as are permitted or required by any applicable laws or regulations or by any other existing or future electronic means of communication, and the shareholders holding such shares gave their consent under Article 16 of the Luxembourg Transparency Law of 11 January 2008, for the Company to give, send or supply information (including any notice or other document) that it is required or authorised to be given, sent or supplied to such shareholders, by making such information (including any notice or other document) available on the Company’s website or through other electronic means.

8.           Appointment of the independent auditors and approval of their fees.

The meeting approved to appoint PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts required under Luxembourg law, through PricewaterhouseCoopers S.àr.l., Réviseur d'entreprises, and, in connection with the Company’s annual and interim financial statements required under the laws of any other relevant jurisdiction, through Pricewaterhouse & Co. S.R.L.) as the Company’s independent auditors for the fiscal year ending December 31, 2008, to be engaged until the next annual general meeting that will be convened to decide on the 2008 accounts.

The meeting also approved independent auditors’ fees payable in US dollars or other currency, as appropriate, up to an aggregate amount that, based on the exchange rate between the US dollar and each applicable currency as of December 31, 2007, was equivalent to US$4,753,018, covering the audit of the Company's consolidated financial statements and annual accounts, the audit of the Company's internal controls over financial reporting, audit and audit-related services, and other services to be rendered during the fiscal year ending December 31, 2008, and to authorise the Audit Committee to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or advisable under the circumstances.